UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

(Registrant’s Name)

Room 1207-08, No. 2488 Huandao East Road

Huli District, Xiamen City, Fujian Province
The People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Pop Culture Group Co., Ltd (the “Company”) today announced that on September 18, 2025, the Company approved a strategic investment in the crypto asset XPOP. The investment will be made through the issuance of 47,000,000 Class A ordinary shares in exchange for 47,000,000 XPOP tokens. The transaction is expected to close within 20 days from the date of this announcement.

The Company intends to leverage this investment to promote the application of XPOP in pop music, virtual idols, digital collectibles, and immersive entertainment technologies, with the aim of advancing the development of a next-generation pan-Asian trend culture ecosystem. A copy of press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibits Index

Exhibit No.	Description
99.1	Press release dated September 18, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: September 18, 2025	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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